Exhibit for N-SAR 77H

Effective December 31, 2000, a corporate reorganization of Great-West Life & Annuity Insurance Company ("GWL&A") was completed. Under the new structure, GWL&A is no longer a subsidiary of The Great-West Life Assurance Company but continues to be indirectly owned by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.